UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

WESTAFF, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-24990	94-1266151
(Commission File Number)	(I.R.S. employer identification No.)

298 North Wiget Lane
Walnut Creek, CA 94598

(Address of principal executive offices and zip code)

(925) 930-5300

(Registrant’s telephone number, including area code)

Westaff, Inc.
298 North Wiget Lane
Walnut Creek, CA 94598

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

May 1, 2007

INTRODUCTION

This Information Statement (“Information Statement”) is being delivered in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the change in the size and composition of our board of directors (the “Board”), which is described in more detail below. This Information Statement is being mailed on or about May 1, 2007, to record holders of our common stock, $0.01 par value per share, as of April 30, 2007.

No vote or other action by our stockholders is required in response to this Information Statement and proxies are not being solicited. References in this Information Statement to “we,” “us,” “our” and the “Company” are to Westaff, Inc., a Delaware corporation.

Please read this Information Statement carefully. It describes the series of events pursuant to which the size of the Board will be increased from five members to nine members, one of our current directors will resign and the Board’s composition will be changed through the election, by the remaining directors, of five designees of DelStaff, LLC, a Delaware limited liability company (“DelStaff”), to fill the resulting vacancies on the Board. As of the date hereof, DelStaff owns approximately 49.7% of our outstanding common stock.

This Information Statement also describes the terms of various transactions and agreements (collectively, the “Transactions”) that were consummated and/or entered into on February 28, 2007 and April 30, 2007, that will result in a change of control of the Company for the purposes of Item 5.01 of Form 8-K promulgated under the Exchange Act. The Information Statement also contains certain biographical and other information concerning our executive officers, directors and proposed directors. The information about the proposed directors has been furnished to us by those individuals and DelStaff, and we assume no responsibility for its accuracy or completeness.

Additional information about the Company and the Transactions are contained in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2007 (as amended on March 19, 2007) and May 1, 2007, and in Amendment No. 3 to the Schedule 13D filed by DelStaff and certain of its affiliates with the SEC on May 1, 2007. These reports, as well as the other reports and documents we file from time to time with the SEC, may be inspected without charge at the public reference section of the SEC at 100 F. Street, N.E., Room 1580, Washington, DC 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

BACKGROUND

DelStaff’s Acquisition of Company Stock

The Company was advised at its February 28, 2007 Board meeting by our Chairman of the Board, W. Robert Stover, that an aggregate of 7,933,396 shares (the “Purchased Shares”) of the Company’s common stock held by Mr. Stover’s affiliates, his children and certain other stockholders (collectively, the “Stockholders”) were sold in a private transaction to DelStaff. The Board has been further advised that DelStaff has acquired an additional 329,300 shares (the “Market Shares”) of the Company’s common stock on the open market. According to the Schedule 13D filed by DelStaff and certain of its affiliates with the SEC on March 13, 2007, as amended (the “Schedule 13D”), the aggregate of 8,262,696 shares acquired by DelStaff constitute approximately 49.7% of the Company’s total outstanding common stock. The members of DelStaff are H.I.G. Staffing, 2007, Ltd., Alarian Associates, Inc. and Michael T. Willis. The managers of DelStaff are John R. Black, Michael R. Phillips and Mr. Willis.

DelStaff acquired the Purchased Shares in exchange for total consideration of $32,526,923.60, or $4.10 per share, paid in the form of:  (i) eight percent (8%) promissory notes (the “Promissory Notes”), having an aggregate principal amount of $24,395,192.70 (representing 75% of the total consideration), executed and delivered by DelStaff in favor of the Stockholders, and (ii) cash in an aggregate amount equal to $8,131,730.90, deposited in a bank account in the name of Mr. Stover, as representative of the Stockholders, with Wells Fargo Bank, N.A. (the “Deposit”).

DelStaff’s payment obligations under the Promissory Notes are guaranteed by H.I.G. Capital Partners III, L.P. (“HIG Capital Partners”). DelStaff has a perfected first and only lien on the Deposit and other cash collateral deposited in the account holding the Deposit. In addition, DelStaff has agreed to pay additional cash consideration for each Purchased Share:  (i) if during the one year period following February 28, 2007, DelStaff sells all or any portion of the Purchased Shares for a price, after subtracting all fees, expenses and taxes arising from such sale, in excess of $4.10 per Purchased Share (such excess being referred to herein as the “net excess consideration”), in an amount equal to 20% of the net excess consideration for each Purchased Share, but not to exceed $0.45 per Purchased Share (or $3,570,163.20 in the aggregate), and (ii) in an amount equal to $0.35 in cash per Purchased Share (minus any amounts paid, but including any Purchased Shares sold, pursuant to (i) above) if on the first anniversary of February 28, 2007, the average of the closing prices of one share of Company common stock during the immediately preceding 200 consecutive trading days is equal to or greater than $5.25. DelStaff is not required to pay this additional amount in clause (ii) prior to it obtaining control of the Board as described herein.

According to the Schedule 13D, an affiliate of DelStaff acquired the Market Shares (which were subsequently transferred to DelStaff) in open market transactions for aggregate cash consideration (including broker’s fees and commissions) of $1,814,443. According to the Schedule 13D, the Deposit and the acquisitions on the open market were funded from the working capital of HIG Capital Partners and its affiliates, which have in excess of $430 million in committed capital under management. HIG Capital Partners also indicated it has access to short-term credit facilities. If the Promissory Notes become due and payable, the Schedule 13D stated that it was intended (as of the date of filing of the Schedule 13D) that the aggregate amount of principal and interest due thereon be funded from the working capital of HIG Capital Partners.

As stated in the Schedule 13D, DelStaff intends to have its director nominees constitute a majority of the Board. In this regard, under the purchase agreement, as amended, that DelStaff entered into with the Stockholders, DelStaff has the right to require the Stockholders to repurchase all (but not less than all) of the shares purchased from them, in proportion to their respective interests therein, if all of the following (referred to herein as the “Representation Event”) does not occur on or before October 30, 2007 (as such date may be extended as set forth in the purchase agreement):

•       the Company must amend its bylaws to increase the number of directors comprising the Board from five to nine or such larger number as may be necessary to permit DelStaff’s director nominees to constitute a majority of the Board (including Mr. Willis, who will be proposed for election as Chairman of the Board following the election of such nominees) and fill the newly created directorships with DelStaff’s nominees;

•       DelStaff’s nominees must be duly elected to, and constitute a majority of, the Board; and

•       the Company will (if applicable) have filed with the SEC and delivered to its stockholders an information statement on Schedule 14F-1 in respect of such nomination and election, pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Governance Agreement

On April 30, 2007 and subsequent to DelStaff’s acquisition of the aforementioned shares of our common stock, the Company entered into a Governance Agreement (the “Governance Agreement”) with DelStaff, Mr. Willis and Mr. Stover. Pursuant to the terms of the Governance Agreement, promptly, but in no event later than ten calendar days after the date hereof (or as otherwise noted below), the Company and DelStaff will, and will cause their respective officers, directors and employees to:

•       Amend the Company’s bylaws to expand the size of the Board from five to nine directors and in connection therewith add one Class I directorship, two Class II directorships and one Class III directorship;

•       On May 1, 2007, or as soon thereafter as possible, accept the resignation of Patricia M. Newman as the Company’s President, Chief Executive Officer and as a Class II director;

•       Cause the Board to fill the vacancies resulting from the foregoing actions with Mr. Willis, John R. Black, Michael R. Phillips, Gerald E. Wedren and John G. Ball (each of whom are DelStaff nominees), which persons will take office on the tenth day after the date hereof; and

•       After completion of the foregoing actions, obtain the resignations of all of the remaining directors of the Company who were directors on the date of the Governance Agreement (i.e., Janet M. Brady, Jack D. Samuelson, Ronald D. Stevens and Mr. Stover), reassign the resulting vacancies to become vacancies of one Class I directorship, two Class II directorships and one Class III directorship, and immediately thereafter cause the Board to reappoint all of them to the Board as directors of the Company, such that following the reappointments the Board will consist of the following directors in the following classes: (i) our Class I directors, whose terms will expire at our 2009 annual meeting of stockholders, will be Messrs. Stevens, Wedren and Ball; (ii) our Class II directors, whose terms will expire at our 2010 annual meeting of stockholders, will be Ms. Brady and Messrs. Black and Phillips; and (iii) our Class III directors, whose terms will expire at our 2008 annual meeting of stockholders, will be Messrs. Stover, Willis and Samuelson.

Immediately following the completion of the restructuring of the Board as described herein, the parties have further agreed to cause the Board to appoint (or reappoint): (i) Mr. Stover as Chairman of the Board; (ii) Ms. Brady and Messrs. Black and Ball as members of the Compensation Committee of the Board, with Ms. Brady serving as Chairperson thereof; (iii) Messrs. Stevens, Samuelson and Wedren as members of the Audit Committee of the Board, with Mr. Stevens serving as Chairperson thereof; and (iv) Ms. Brady and Messrs. Black and Wedren as members of the Nominating and Governance Committee of the Board, with Ms. Brady serving as Chairperson thereof.

The parties have agreed that each director who is appointed pursuant to the Governance Agreement will hold office until the annual meeting of the Company’s stockholders at which the term of the class to which such director has been appointed expires, and until his or her respective successor is elected and qualified or until his or her earlier death, resignation or removal from office.

The Governance Agreement requires, subject to compliance with federal and state securities laws and applicable NASDAQ listing requirements, that the Company and DelStaff cause:

•       the size of the Board to remain at nine directors, with three Class I directors, three Class II directors and three Class III directors, and that each such class of directors serve for a term of three years in accordance with the Company’s Fourth Amended and Restated Certificate of Incorporation;

•       a majority of the Board to consist of directors who are independent as defined in applicable NASDAQ listing requirements;

•       nominees of DelStaff to be elected to fill Board vacancies created upon the cessation of service of prior nominees of DelStaff, or to be nominated for election in the event a prior nominee of DelStaff chooses to not stand for reelection, provided that replacements of Messrs. Wedren and Ball must be independent as defined in applicable NASDAQ listing requirements;

•       Ms. Brady and Messrs. Samuelson and Stevens to continue to be elected or appointed to the Board as long as they are willing to serve as directors of the Company, and if any of them are unable to continue service on the Board for any reason, replacement directors to be determined by a majority of the remaining independent members of the Board, in their sole discretion and in consultation with the Nominating and Governance Committee, provided that their replacements must be independent as defined in applicable NASDAQ listing requirements and not currently (or during the three years prior to the determination) an officer, director, employee, partner or consultant of or to DelStaff, Mr. Willis or any of their respective affiliates (as such term is defined in the Governance Agreement), and provided further that the Nominating and Corporate Governance Committee will have the exclusive authority to select and approve all director candidates that are submitted for approval in accordance with the foregoing;

•       if Mr. Stover is unable to continue service on the Board for any reason (including due to his resignation as discussed below), a replacement director to be determined by a majority of the independent members of the Board, in their sole discretion and in consultation with the Nominating and Governance Committee, provided that the Nominating and Corporate Governance Committee will have the exclusive authority to select and approve all director candidates that are submitted for approval in accordance with the foregoing; and

•       Board committees to be composed of members determined in accordance with the Governance Agreement and subject to certain independence requirements set forth therein.

As discussed below under “—Severance and Retention Arrangements,” our current President and Chief Executive Officer, Patricia M. Newman, is to resign from her positions with the Company on May 1, 2007, or as soon thereafter as possible. Pursuant to the terms of the Governance Agreement, immediately upon Ms. Newman’s resignation, the Company and DelStaff will cause Mr. Willis to be appointed as our Chief Executive Officer. The terms of any employment or similar arrangement with Mr. Willis as our Chief Executive Officer will be determined by a majority of our independent directors upon recommendation of our Compensation Committee.

Pursuant to the terms of the Governance Agreement, immediately after the Company’s special meeting of stockholders scheduled to be held on June 29, 2007, Mr. Stover will provide the Company with his resignation as Chairman of the Board, as a director and as an employee of the Company, and Mr. Stover and the Company will execute and deliver a mutual release of claims. Immediately after Mr. Stover’s resignation, if Mr. Willis is then serving as the Company’s Chief Executive Officer, the Board (other than Mr. Willis) will make a determination regarding appointing Mr. Willis as Chairman of the Board, and if so appointed Mr. Willis will serve in such capacity until his successor is elected and qualified or until his earlier death, resignation or removal. DelStaff has agreed that the Representation Event, as it applies to DelStaff’s purchase of Company common stock from the Stockholders as described above, will be deemed to occur at the earlier of (i) immediately after the Company’s special meeting of stockholders, which is scheduled to be held on June 29, 2007, and (ii) the close of business on June 29, 2007.

With respect to the performance of the Company’s obligations under the Governance Agreement, and notwithstanding anything to the contrary in the Board composition and related requirements thereof, the Board is entitled to act in accordance with its fiduciary obligations to the Company and its stockholders under applicable law and is entitled to take such actions as are necessary to comply with applicable law; provided, however that the Board has determined that as of the date of the Governance Agreement, the transactions contemplated thereby are in the best interests of the Company’s stockholders.

Pursuant to the terms of the Governance Agreement, all directors who are not employees of the Company are to be paid, subject to future increases upon recommendation by the Compensation Committee, at least a $25,000 retainer per year and an additional $6,000 annual fee for committee chairmanship, plus an additional fee of $1,000 per Board or committee meeting attended in person or $500 for each telephonic Board or committee meeting attended. Non-employee directors are also to be reimbursed for reasonable expenses incurred in performing their duties as directors. The Company has also agreed to add the directors nominated by DelStaff to the Company’s existing directors’ and officers’ liability insurance policy and enter into indemnification agreements with them.

DelStaff and Mr. Willis agreed in the Governance Agreement to use their reasonable best efforts to ensure that each of the directors nominated by DelStaff will, after receipt of any offer or inquiry to purchase all or substantially all of the Company’s common stock held by DelStaff, disclose such offer or inquiry to the remaining members of the Board no later than five business days prior to the execution of a definitive agreement prior to such sale; provided that the Company agrees to take no action to frustrate the sale process unless the Board reasonably determines that such action is required in order to comply with its fiduciary duties to the Company’s stockholders under Delaware law or to preserve the rights of the Company under the Governance Agreement. DelStaff and Mr. Willis further agreed that, until sixty (60) days after the date of the Governance Agreement, they and their affiliates (as defined in the Governance Agreement) will not acquire beneficial ownership of any additional shares of the Company’s common stock; however, if the Company issues shares of common stock or securities convertible into or exercisable for common stock during such 60-day period (other than pursuant to existing equity incentive plans), then it will extend to DelStaff the right to purchase its pro rata share of such securities.

Following the restructuring of the Board as described above, the Company and DelStaff have agreed to take or cause to be taken all necessary actions, including calling the Company’s special meeting of stockholders scheduled to be held on June 29, 2007, to amend the Company’s certificate of incorporation to permit any stockholder that beneficially owns twenty percent (20%) or more of the total voting power of the Company’s outstanding voting securities to call a special meeting of stockholders. The Company and DelStaff currently intend to submit such proposed amendment for stockholder approval at the Company’s special meeting of stockholders scheduled to be held on June 29, 2007.

The Governance Agreement will terminate if and when DelStaff, Mr. Willis and their respective affiliates collectively cease to beneficially own securities representing at least 20% of the outstanding voting securities of the Company and have filed a Schedule 13D or Schedule 13G with the SEC reporting such change. The Governance Agreement contains limited representations and warranties of each of the Company, DelStaff and Mr. Willis.

The foregoing summary of the Governance Agreement is qualified in its entirety by the full text of the Governance Agreement, a complete and accurate copy of which is attached as Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2007.

Severance and Retention Arrangements

Arrangements with Patricia M. Newman.   On April 30, 2007, the Company, Westaff Support, Inc. (“Westaff Support”) and Ms. Newman entered into a Transition and Release Agreement (the “Newman Agreement”). Pursuant to the terms of the Newman Agreement, Ms. Newman, who is currently the Company’s President and Chief Executive Officer and a member of the Board, agreed to resign from each of those positions effective May 1, 2007. In connection with her resignation, Ms. Newman will receive a lump-sup severance payment equal to one (1) year of her current base salary in accordance with the terms of her employment agreement, dated March 16, 2005. The lump-sum payment will equal $450,000, less applicable withholding taxes.

Following her resignation from the aforementioned executive officer and board positions, Ms. Newman will serve in a consultant capacity to the Company until September 1, 2007, during which time she will provide transitional support to members of management, serve as an advisor to the Board and attend Board meetings as requested by the Company. During this transition period, Ms. Newman will continue to receive a consulting payment equivalent to her current salary and cash allowance and the Company will pay the cost of continuing her medical insurance coverage under COBRA. Ms. Newman will also be eligible for an additional lump-sum payment of $200,000, less applicable withholding taxes, following the completion of the transition period. She will not, however, be eligible for any portion of this additional payment if she resigns from her consulting position on or before September 1, 2007, or if the consulting arrangement is terminated by the Company for cause.

Upon the effectiveness of Ms. Newman’s resignation from her positions as President, Chief Executive Officer and Board member on May 1, 2007, all of her outstanding stock options dated April 7, 2005, August 15, 2000 and August 14, 2002 will become fully vested and exercisable and all shares of restricted stock that she holds will become fully vested. The exercise period for Ms. Newman’s vested options will expire 90 days after her service as a consultant is terminated on September 1, 2007, or upon such earlier date as may be required under the terms of the plan(s) under which the options were granted.

As part of the Newman Agreement, Ms. Newman and the Company granted each other a mutual release of claims, and Ms. Newman agreed to maintain the confidentiality of trade secrets and other confidential information of the Company and its customers. The Company has agreed to reimburse Ms. Newman up to an aggregate of $10,000 for reasonable attorneys’ fees and $10,000 for reasonable accounting and tax planning costs she may incur in connection with the Newman Agreement and the transactions contemplated thereby. The Newman Agreement was approved by the Compensation Committee and by the Board.

Arrangements with Jeffrey A. Elias.   On April 30, 2007, the Company, Westaff Support, Westaff (USA), Inc. (“Westaff (USA)”) and Jeffrey A. Elias entered into a Retention Agreement (the “Elias Agreement”). Pursuant to the terms of the Elias Agreement, Mr. Elias, who is currently the Company’s Senior Vice President, Human Resources, agreed to remain in his position and perform his duties with the Company for a retention period extending through October 31, 2007. In connection therewith, the Company agreed to pay Mr. Elias a lump-sum retention bonus equal to four (4) months of his base salary, less applicable withholding taxes (i.e., $63,333, less applicable withholding taxes), within ten business days after the end of the retention period. Mr. Elias will not be eligible for any portion of the retention bonus if he resigns or is terminated for cause prior to the end of the retention period. Mr. Elias’s employment agreement, dated November 28, 2006, is not affected by the Elias Agreement and remains in full force and effect. The Elias Agreement was approved by the Compensation Committee and by the Board.

Arrangements with Peter E. Person.   On April 30, 2007, the Company, Westaff Support, Westaff (USA) and Peter E. Person entered into a Retention Agreement (the “Person Agreement”). Pursuant to the terms of the Person Agreement, Mr. Person, who is currently the Company’s Vice President, Information Systems, agreed to remain in his position and perform his duties with the Company for a retention period extending through October 31, 2007. In connection therewith, the Company agreed to pay Mr. Person a lump-sum retention bonus equal to five (5) months of his base salary, less applicable withholding taxes (i.e., $72,917, less applicable withholding taxes), within ten business days after the end of the retention period. Mr. Person will not be eligible for any portion of the retention bonus if he resigns or is terminated for cause prior to the end of the retention period. Mr. Person’s employment agreement, dated August 14, 2006, is not affected by the Person Agreement and remains in full force and effect. The Person Agreement was approved by the Compensation Committee and by the Board.

Other Retention Arrangements.   In connection with the transactions contemplated by and in the Governance Agreement, the Company has entered into retention arrangements with certain non-executive employees of the Company, which are not individually or collectively material in amount or significance.

CHANGE IN MAJORITY OF DIRECTORS

As discussed above in “Background—Governance Agreement,” under the Governance Agreement, the following events must occur promptly (but in no event later than ten days after the date hereof ):

•       The Company’s bylaws will be amended to expand the size of the Board from five to nine directors and in connection therewith add one Class I directorship, two Class II directorships and one Class III directorship;

•       The Board will fill the vacancies resulting from the foregoing action and Ms. Newman’s resignation  as described above with Messrs. Willis, Black, Phillips, Wedren and Ball; and

•       After completion of the foregoing actions, the Company will obtain the resignations of all of the remaining directors of the Company who were directors on the date of the Governance Agreement (i.e., Ms. Brady and Messrs. Samuelson, Stevens and Stover), reassign the resulting vacancies to become vacancies of one Class I directorship, two Class II directorships and one Class III directorship, and immediately thereafter cause the Board to reappoint all of them as directors of the Company, such that following the reappointments the Board will consist of the following directors in the following classes: (i) our Class I directors, whose terms will expire at our 2009 annual meeting of stockholders, will be Messrs. Stevens, Wedren and Ball; (ii) our Class II directors, whose terms will expire at our 2010 annual meeting of stockholders, will be Ms. Brady and Messrs. Black and Phillips; and (iii) our Class III directors, whose terms will expire at our 2008 annual meeting of stockholders, will be Messrs. Stover, Willis and Samuelson.

OWNERSHIP OF SECURITIES

The following table sets forth, as of April 13, 2007, certain information regarding the beneficial ownership of our common stock for (i) all persons who are known to us to be beneficial owners of five percent or more of the outstanding shares of our common stock, (ii) each of our directors and nominees, (iii) our Chief Executive Officer and the four other executive officers who were serving as executive officers at the end of fiscal 2006, and (iv) all of our executive officers, directors and director nominees as a group, in each case after giving effect to the transactions discussed herein. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable. Unless otherwise noted, the address of each person identified below is c/o Westaff, Inc., 298 N. Wiget Lane, Walnut Creek, California 94598. There were 16,612,103 shares of our common stock outstanding as of April 13, 2007. With respect to matters submitted to a vote of stockholders, each stockholder is entitled to one vote for each share of common stock held by such stockholder. No vote is required, and proxies are not being solicited, in connection with this Information Statement or the matters discussed herein.

Name	Number of Shares(1)	Percent of Class(2)
DelStaff LLC(3)	8,262,696	49.74%
H.I.G. Staffing 2007, Ltd. H.I.G. Capital Partners III, L.P. H.I.G. Advisors III, L.L.C. H.I.G.-GPII, Inc. Sami W. Mnaymneh Anthony A. Tamer 1001 Brickell Bay Drive, 27th Floor Miami, FL 33131
Osmium Partners, LLC(4)	1,078,787	6.49%
Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP John H. Lewis 388 Market Street, Suite 920 San Francisco, CA 94111
Dimensional Fund Advisors, Inc.(5)	854,223	5.14%
1299 Ocean Avenue Santa Monica, CA 90401
W. Robert Stover	—	—
Jack D. Samuelson(6)	49,500	*
Ronald D. Stevens(7)	15,000	*
Janet M. Brady(8)	15,000	*
Patricia M. Newman(9)	273,313	1.62%
John P. Sanders(10)	25,000	*
Richard Sugerman(11)	4,791	*
David P. Wilson(12)	4,063	*
Matthew G.J. Parker(13)	—	—
Jeffrey A. Elias	—	—
Peter E. Person	—	—
Gerald E. Wedren	—	—
John G. Ball	—	—
John R. Black(14)	8,262,696	49.74%
Michael R. Phillips(15)	8,262,696	49.74%
Michael T. Willis(16)	8,262,696	49.74%
All executive officers, directors and director nominees as a group (16 persons)(17)	8,649,363	51.03%

                  * Less than one percent

        (1) To the Company’s knowledge, except as indicated in the footnotes to this table and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all shares of common stock indicated opposite such person’s name.

        (2) Based on 16,612,103 shares of common stock outstanding at April 13, 2007. Shares of common stock subject to options, warrants and convertible notes and other purchase rights currently exercisable or convertible, or exercisable or convertible within 60 days of April 13, 2007, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

        (3) Security ownership information for the beneficial ownership is taken from the Form SC 13D filed with the SEC on March 13, 2007. H.I.G. Staffing 2007, Ltd. (“HIG Staffing”), a member of DelStaff, owns a majority of the outstanding common units of DelStaff and thus may be deemed to indirectly have sole power to direct the voting and disposition of the shares held by DelStaff. H.I.G. Capital Partners III, L.P. (“HIG Capital Partners”) owns a majority of the outstanding common stock of HIG Staffing and thus may be deemed to indirectly have sole power to direct the voting and disposition of the shares held by DelStaff. H.I.G. Advisors III, L.L.C. (“HIG Advisors”) is the general partner of HIG Capital Partners and thus may be deemed to indirectly have sole power to direct the voting and disposition of the shares held by DelStaff. H.I.G.-GPII, Inc. (“HIG GP”) is the manager of HIG Advisors and thus may be deemed to indirectly have sole power to direct the voting and disposition of the shares held by DelStaff. Messrs. Mnaymneh and Tamer control HIG GP and thus may be deemed to indirectly share power to direct the voting and disposition of the shares held by DelStaff. Messrs. Mnaymneh and Tamer each disclaims beneficial ownership of such shares.

        (4) Security ownership information for the beneficial ownership is taken from the Form SC 13G filed with the SEC on February 13, 2007.

        (5) Security ownership information for the beneficial ownership is taken from the Form SC 13G filed with the SEC on February 2, 2007.

        (6) Includes unexercised options to purchase 28,500 shares of common stock beneficially owned by Mr. Samuelson under the Company’s 1996 Stock Option/Stock Issuance Plan.

        (7) Includes unexercised options to purchase 15,000 shares of common stock beneficially owned by Mr. Stevens under the Company’s 1996 Stock Option/Stock Issuance Plan.

        (8) Includes unexercised options to purchase 15,000 shares of common stock beneficially owned by Ms. Brady under the Company’s 1996 Stock Option/Stock Issuance Plan.

        (9) Includes unexercised options to purchase 230,000 shares of common stock and 20,000 shares of unvested restricted stock beneficially owned by Ms. Newman under the Company’s 1996 Stock Option/Stock Issuance Plan, including options and restricted stock whose vesting will be accelerated as a result of the Company’s arrangements with Ms. Newman described under “Background—Severance and Retention Arrangements.”

  (10) Includes unexercised options to purchase 25,000 shares of common stock beneficially owned by Mr. Sanders under the Company’s 1996 Stock Option/Stock Issuance Plan.

  (11) Includes unexercised options to purchase 4,791 shares of common stock beneficially owned by Mr. Sugerman under the 1996 Stock Option/Stock Issuance Plan. Effective February 16, 2007, the Company eliminated the position of Controller and terminated Mr. Sugerman’s employment.

  (12) Effective August 15, 2006, the Company terminated Mr. Wilson’s employment.

  (13) Effective August 30, 2006, Mr. Parker resigned from the Company.

  (14) Mr. Black is a manager of DelStaff and a Managing Director of H.I.G. Capital, L.L.C., an affiliate of DelStaff, and, as such, may be deemed to beneficially own shares of common stock of the Company held by DelStaff. Mr. Black disclaims beneficial ownership of such shares. Mr. Black’s address is 855 Boylston Street, 11th Floor, Boston, Massachusetts 02116.

  (15) Mr. Phillips is a manager of DelStaff and a Principal of H.I.G. Capital, L.L.C, an affiliate of DelStaff, and, as such, may be deemed to beneficially own shares of common stock of the Company held by DelStaff. Mr. Phillips disclaims beneficial ownership of such shares. Mr. Phillips’ address is 855 Boylston Street, 11th Floor, Boston, Massachusetts 02116.

  (16) Mr. Willis is a manager and member of DelStaff and, as such, may be deemed to beneficially own shares of common stock of the Company held by DelStaff. Mr. Willis disclaims beneficial ownership of disclaims beneficial ownership of such shares. Mr. Willis’ address is 1400 Post Oak Boulevard, Suite 200, Houston, Texas 77056.

  (17) Includes unexercised options to purchase 318,291 shares of common stock and 20,000 shares of unvested restricted stock beneficially owned by such persons under the 1996 Stock Option/Stock Issuance Plan.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of April 26, 2007, certain information regarding our current and proposed directors and executive officers. See “Background” and Change of Majority of Directors” for additional information regarding the arrangements pursuant to which each person identified as a director nominee is to be elected, and each person identified as a director is to be reappointed, to serve on the Board. There are no family relationships among our directors, director nominees or executive officers.

Name	Age	Position(s)
Directors and Director Nominees
W. Robert Stover	85	Chairman of the Board of Directors
Ronald D. Stevens	63	Director
Gerald E. Wedren	70	Director Nominee
John G. Ball	68	Director Nominee
Janet M. Brady	53	Director
John R. Black	43	Director Nominee
Michael R. Phillips	32	Director Nominee
Patricia M. Newman	56	Director
Michael T. Willis	62	Director Nominee
Jack D. Samuelson	82	Director
Executive Officers
Patricia M. Newman	56	Director, President and Chief Executive Officer
John P. Sanders	42	Senior Vice President, Chief Financial Officer and Treasurer
Jeffrey A. Elias	49	Senior Vice President, Human Resources
Peter E. Person	34	Vice President, Information Systems

W. Robert Stover founded the Company in 1948 and has been continuously involved in the management of the Company since that time. Since our incorporation in 1954, Mr. Stover has held the position of Chairman of the Board of Directors. From 1954 to 1985, Mr. Stover served as President, and from 1985 to the end of calendar year 1998, as Chief Executive Officer. He stepped down as Chief Executive Officer effective January 1, 1999, and continued to serve as Chairman of the Board of Directors until May 3, 2000, when he also assumed the position of interim President and Chief Executive Officer following the termination of a management-led buyout transaction. Mr. Stover’s interim service as President and Chief Executive Officer ended upon the hiring of a successor Chief Executive Officer effective May 1, 2001. He continues to serve as Chairman of the Board of Directors.

Ronald D. Stevens was appointed as a director of the Company effective February 24, 2002. Mr. Stevens is currently a Class I director and will remain a Class I director when the restructuring of the Board takes effect as described herein. He began his business career in 1967 with Arthur Andersen & Co. and became an audit partner in that organization in 1977. He left Arthur Andersen & Co. at the end of 1990 and joined in opening Productivity Consulting Group, Inc. From October 1996 until his retirement in April 2002, Mr. Stevens was the Executive Vice President and Chief Financial Officer of Robertson-Ceco Corporation. He is a certified public accountant on inactive status.

Gerald E. Wedren is to serve as a Class I director when the restructuring of the Board takes effect as described herein. He is currently the owner and President of Craig Capital Co., a Washington D.C. and Miami based firm concentrating on mergers and acquisitions, business turnarounds and liquidations since 1972 and owner and President of Tavern Realty Corporation, a real estate company since 1987. Since 1960 he has been associated with several firms in both business and legal capacities. Most recently, Mr. Wedren was with Dow Corning Corporation as special counsel to the Tort Claimants Committee in a Chapter 11 bankruptcy from 1996 to 1999. Prior to Dow, he was with the U.S. Small Business Administration involved in liquidating SBIC’s from 1993 to 1995. Prior to the SBA, Mr. Wedren was the owner and  President of Little Tavern Shops, a chain of 30 fast food restaurants in the Washington, D.C. and Baltimore, M.D. areas from 1981 to 1988. Prior to Little Tavern, he practiced law with Brownfield, Bowen, Bally & Sturtz, specializing in securities, corporate and real estate law from 1972 to 1981. He currently is a director and chairman of the Compensation Committee of American Eagle Outfitters, Inc., having served since 1998.

John G. Ball is to serve as a Class I director when the restructuring of the Board takes effect as described herein. Mr. Ball is a cofounder and principal with XRoads Solutions Group, a 125 person professional services firm formed in 1997 where he leads the services and manufacturing practices. While at XRoads, he has been involved in leading and advising a number of temporary staffing firms. Prior to XRoads, Mr. Ball was a partner of High Performance Partners, a firm of financial, strategic planning, marketing and turnaround consultants from 1989 to 1997.

Janet M. Brady was appointed as a director of the Company effective September 19, 2002. Ms. Brady is currently a Class III director and will become a Class II director when the restructuring of the Board takes effect as described herein. She was employed by The Clorox Company for almost twenty-seven years having started as Brand Assistant in 1976. After a series of promotions, including as Vice President-Corporate Marketing Services of that company, she was named Vice President-Human Resources in 1993 where she served until her retirement in January 2003. She was a former director of American Protective Services, Inc., a privately held guard service company. She is a director on the Advisory Board of I.P.S.A., a privately held investigative and protective services company.

John R. Black is to serve as a Class II director when the restructuring of the Board takes effect as described herein. He is currently a managing director with H.I.G. Capital, a private equity firm headquartered in Miami with offices in Atlanta, Boston, San Francisco, London, Paris and Hamburg. He has 11 years of experience investing in middle market transactions. Prior to H.I.G. Capital, Mr. Black was a senior professional with several leading consulting firms, including Ernst & Young, where he began his business career. He sits on the boards of several portfolio companies of H.I.G. Capital. Mr. Black graduated from Harvard University in 1987 with a dual degree in applied mathematics and economics.

Michael R. Phillips is to serve as a Class II director when the restructuring of the Board takes effect as described herein. He is currently a principal with H.I.G. Capital, a private equity firm headquartered in Miami with offices in Atlanta, Boston, San Francisco, London, Paris and Hamburg. He has 5 years of experience investing in middle market transactions. Prior to H.I.G. Capital, Mr. Phillips was a management consultant with Bain & Company and an investment banker with Lehman Brothers. He sits on the boards of several portfolio companies of H.I.G. Mr. Phillips graduated from Princeton University with a B.S.E. in electrical engineering in 1996 and received an M.B.A. in Finance from the Wharton School in 2002.

Patricia M. Newman is currently a Class II director and our President and Chief Executive Officer. As described under “Background—Severance and Retention Arrangements,” Ms. Newman will resign from the Board and her other positions with the Company on May 1, 2007, and will not be reappointed to serve thereafter.

Michael T. Willis is to serve as our Chief Executive Officer upon Ms. Newman’s resignation and as a Class III director when the restructuring of the Board takes effect as described herein. He has more than 35 years of staffing industry experience having participated in the acquisition and integration of more than 70 companies in his career. He most recently was the CEO and President of COMSYS, an information technology staffing business, from 1999 to 2006. Prior to COMSYS, Mr. Willis was Chairman, CEO and President of Metamor Worldwide, a publicly traded consolidator of staffings and solutions businesses founded by Mr. Willis in 1993 under the name COREStaff. Mr. Willis founded and operated Talent Tree, a personnel services company concentrating on clerical and administrative staffing services, from 1976 to 1993.

Jack D. Samuelson has been a director of the Company since March 1995. Mr. Samuelson is currently a Class I director and will become a Class III director when the restructuring of the Board takes effect as described herein. Mr. Samuelson co-founded Samuelson Brothers in 1957 to engage in general construction and commercial real estate development. Mr. Samuelson has been its President and Chairman of the Board of Directors from incorporation to the present. Samuelson Brothers sold its construction business in 1979 and since then has continued to develop industrial and commercial real estate. It is now known as Samuelson Partners. Mr. Samuelson is also a director of Nationwide Health Properties, Inc., a New York Stock Exchange-listed real estate investment trust focused on healthcare-related properties.

John P. Sanders was appointed Senior Vice President and Chief Financial Officer on March 24, 2006. Mr. Sanders was also appointed as Treasurer on April 7, 2006. Prior to that, Mr. Sanders held the positions of Vice President, Internal Audit of the Company from March 2003 to March 2006 and Vice President and Controller of the Company from February 2001 to March 2003. Mr. Sanders was previously employed by Planetweb, Inc. as Controller from August 1999 to February 2001. Mr. Sanders began his career in 1986 with Deloitte & Touche, LLP where he was employed as Manager until 1993. He is a certified public accountant on inactive status.

Jeffrey A. Elias, Ph.D., joined the Company as Senior Vice President, Human Resources on November 28, 2006. He was previously employed by Savista Corp. as Senior Vice President Global Human Resources from December 2004 to September 2005, Vice President, Human Resources and Finance of Axios Group from May 2004 to December 2004, Chief Operating Officer, Senior Vice President, Human Resources for CoAdvantage Resources from June 2003 to March 2004, Vice President, Human Resources at BlueKite from March 2002 to June 2003 and from April 2000 to March 2002, he was Senior Vice President, Human Resources and Administration for Quovera. Prior to that, Mr. Elias was Senior Vice President, Human Resources and Administration for Remedy Staffing from December 1992 to April 2000.

Peter E. Person was appointed to Vice President, Information Systems of the Company effective January 31, 2007. Prior to that, Mr. Person was Senior Manager for the Company’s Enterprise Information Services from August 2006 to January 2007. Mr. Person was previously employed by CedarCrestone, Inc. as a Software Implementation Consultant from December 1998 to August 2006 and Practice Director, Technology Division from November 2000 to January 2003. During the later part of his employment with CedarCrestone, Inc., Mr. Person was contracted to work at the Company as a Consultant to assist in its continued development of the Company’s Information Management Systems. Prior to that, Mr. Person was a Consultant with Carrera Consulting Group from June 1997 to December 1998. Mr. Person has more than ten years of experience in the Information Technology industry.

BOARD MEETINGS AND COMMITTEES

Board of Directors and Standing Committees

The standing Committees of the Board consist of the following:  the Audit Committee, the Compensation Committee (which includes a Primary Committee and a Secondary Committee), the Strategic Planning Committee, and the Nominating and Governance Committee. During fiscal 2006, the Board held nine meetings, the Audit Committee held four meetings, the Compensation Committee held five meetings and the Nominating and Governance Committee held one meeting. The Strategic Planning Committee did not meet. The Board acted by unanimous written consent on four occasions. The active committees of the Board in fiscal 2006 were the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. In fiscal 2006, each of the directors attended at least 75% of the aggregate of (i) all Board meetings and (ii) all meetings held by committees of the Board on which such director served.

Audit Committee.   The Audit Committee’s duties include reviewing internal financial information, reviewing our internal controls, reviewing our internal audit plans and programs, reviewing with our independent accountants the results of all audits upon their completion, overseeing the quarterly unaudited reporting process and taking such other action as may be necessary to assure the adequacy and integrity of all financial information distributed by us. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors, including the resolution of disagreements between management and the auditors regarding financial reporting. Additionally, the Audit Committee must review and approve all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K.

The current members of the Audit Committee are Messrs. Stevens and Samuelson, and Ms. Brady, and Mr. Stevens is the Chairman. When the restructuring of the Board takes effect as described herein, the members of the Audit Committee will be Messrs. Stevens, Samuelson and Wedren, with Mr. Stevens serving as its Chairman. The Audit Committee is required to have at least three members, all of whom must be “independent directors” as defined in the NASDAQ listing standards. The Board of Directors has determined that it has an “audit committee financial expert,” as defined in Item 401(h)(2) of Regulation S-K serving on the Audit Committee, Ronald D. Stevens, and that Mr. Stevens and each of the other current Audit Committee members is an “independent director” as defined in Rule 4200(a)(15) of the NASDAQ listing standards. It has been determined that Mr. Wedren will also be an “independent director” under the applicable listing standards. The Board has adopted a written charter for the Audit Committee, which was amended and restated after the end of fiscal 2003. A copy of the amended and restated Audit Committee charter is available on the Company’s website at http://www.westaff.com.

Compensation Committee.   The Compensation Committee adopted a Compensation Committee Charter on February 27, 2006. The Compensation Committee charter is available on the Company’s website at http://www.westaff.com. The Compensation Committee currently consists of three directors, Ms. Brady and Messrs. Stevens and Stover. Ms. Brady is its Chairman. The Primary Committee of the Compensation Committee consists of two directors, Ms. Brady and Mr. Stevens, both of whom are “independent.”  The Secondary Committee of the Compensation Committee consists of the Primary Committee and Mr. Stover. When the restructuring of the Board takes effect as described herein, the members of the Compensation Committee and the Primary and Secondary Committees thereof will be Messrs. Black and Ball, and Ms. Brady, with Ms. Brady serving as Chairman. It has been determined that Messrs. Black and Ball will each also be an “independent director” under the applicable listing standards. The Compensation Committee has the authority to make recommendations to the Board regarding administration of the Company’s 2006 Stock Option/Stock Issuance Plan, Employee Stock Purchase Plan and International Employee Stock Purchase Plan.

The Primary Committee of the Compensation Committee administers the Discretionary Option Grant, the Automatic Option Grant and Stock Issuance Programs with respect to Section 16 insiders. The Secondary Committee of the Compensation Committee administers the Discretionary Option Grant and Stock Issuance Programs with respect to eligible persons other than Section 16 insiders. In addition, the Primary Committee of the Compensation Committee is responsible for providing recommendations to the Board concerning compensation levels for the Company’s executive officers. The Secondary Committee of the Compensation Committee works with senior executive officers on benefit and compensation programs for employees and makes recommendations to the Board, including matters related to participation in profit sharing, bonus plans and stock option plans and preparing reports to the extent necessary to comply with applicable disclosure requirements established by the SEC or other regulatory bodies. Our Chief Executive Officer is not present and does not participate in the deliberation or voting of the Primary Committee of the Compensation Committee for the Chief Executive Officer’s compensation. See below for the Report of the Compensation Committee regarding executive compensation.

Strategic Planning Committee.   The Strategic Planning Committee currently consists of three directors, Ms. Newman and Messrs. Samuelson and Stover. Ms. Newman is its Chairman. The Strategic Planning Committee is responsible for evaluating the Company’s business plans and future business including, but not limited to, the evaluation of potential acquisitions and new business opportunities. The Strategic Planning Committee did not meet in fiscal 2006. It has not yet been determined who will serve as members of the Strategic Planning Committee when the restructuring of the Board takes effect as described herein.

Nominating and Governance Committee.   The Nominating and Governance Committee (the “Nominating Committee”) currently consists of three directors, Janet M. Brady, Ronald D. Stevens and Jack D. Samuelson. Mr. Stevens is its Chairman. All of its members are “independent.” When the restructuring of the Board takes effect as described herein, the members of the Nominating Committee will be Messrs. Black and Wedren, and Ms. Brady, with Ms. Brady serving as Chairman. It has been determined that Messrs. Black and Wedren will each also be an “independent director” under the applicable listing standards.

The Nominating Committee adopted a charter of the Nominating Committee of the Board of Directors by unanimous consent on February 22, 2006. The Nominating Committee charter is available on the Company’s website at http://www.westaff.com. The Nominating Committee identifies, screens and reviews individuals qualified to serve as directors; reviews each current director and recommends to the Board whether such director should stand for re-election; and recommends to the Board the nominees for election or re-election at the next annual meeting of stockholders and for filling vacancies that may occur at other times, subject to limitations set forth in the corporate governance guidelines of the Company. During the term of the Governance Agreement, nominees to fill vacancies created upon the cessation of service of directors nominated by DelStaff will be nominated in accordance with the terms of the Governance Agreement. See “Background—Governance Agreement” for additional information regarding the relevant terms of the Governance Agreement.

The Company has a policy regarding the consideration of any director candidates recommended by security holders. Nominations of directors by stockholders must be made pursuant to timely notice in writing to the Secretary of the Company for bringing business before a meeting of stockholders. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, and (b) in the case of a special meeting at which directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Company’s books, of such stockholder and (ii) the class and number of shares of Common Stock which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (c) as to the beneficial owner, if any, on whose behalf the nomination is made, (i) the name and address of such person and (ii) the class and number of shares of Common Stock which are beneficially owned by such person. In addition, the Nominating Committee remains open to candidates for Directors. The Nominating Committee considers multiple sources for identifying and evaluating nominees for directors, including referrals from current directors and stockholders.

The Nominating Committee determines the required selection criteria and qualifications of director nominees based upon the Company’s needs at the time nominees are considered. In general, directors should possess personal and professional ethics, integrity and values, and be committed to representing the long-term interests of Westaff’s stockholders. Directors should also have an inquisitive and objective perspective, practical wisdom and mature judgment, and be willing and able to challenge management in a constructive manner. Westaff endeavors to have its Board represent diverse skills and experience at policymaking levels in finance, human resources, marketing, technology and other aspects of business relevant to Westaff’s activities. Directors should be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serving on the Board for an extended period of time. The number of boards of publicly traded companies or audit committees on which outside directors sit should not exceed three (in addition to the Company) without the concurrence of the Nominating Committee and may not, in any event, constitute a conflict of interest. The Nominating Committee will consider these same criteria for candidates regardless of whether the candidate was identified by the Nominating Committee, by stockholders, or any other source.

Special Committee.   In addition to the standing committees, the Board periodically delegates various items to a Special Committee consisting of the directors of the Company who are non-members of, and independent from management, Janet M. Brady, Ronald D. Stevens and Jack D. Samuelson, to consider strategic alternatives for the Company, including, but not limited to, mergers, acquisitions and the evaluation of potential sales of the Company. It has not yet been determined who will serve as members of the Special Committee when the restructuring of the Board takes effect as described herein.

Directors’ Compensation

Non-employee members of the Board each received an annual fee of $15,000 for service on the Board in fiscal 2006. They received an additional fee of $1,000 for each meeting attended in person. In the event a Board meeting and a committee meeting were held on the same day, the total meeting fee was not more than $1,000 per day. They also received a fee of $500 for each telephonic meeting attended, if called by the Chairman of the Board or an employee member of the Board. The Chairman of the Compensation Committee and the Chairman of the Audit Committee received an additional fee of $1,500 per quarter.

Non-employee members of the Board also were reimbursed for their reasonable expenses incurred in connection with attending Board of Directors’ meetings.

Except as noted below, we anticipate no increase in our directors’ compensation during fiscal 2007. No additional compensation was paid to any of the directors during fiscal 2006 for their committee service.

In addition, non-employee Board members are eligible to receive periodic option grants under the Automatic Option Grant Program in effect under our 2006 Stock Option/Stock Issuance Plan (the “Stock Option Plan”). Under the Automatic Option Grant Program, each individual who subsequently joins the Board as a non-employee director will receive at that time an option grant of 3,000 shares, provided such individual has not previously been in our employ. In addition, at each annual stockholders’ meeting each individual who continues to serve as a non-employee Board member presently is entitled to an option grant of 3,000 shares with an exercise price equal to the fair market value of the option shares on the grant date, provided such individual has served as a Board member for at least six months.

Each automatic option grant will have a maximum term of ten years measured from the grant date, subject to earlier termination following the optionee’s cessation of Board service. The option will become exercisable for all the option shares upon the optionee’s completion of one year of Board service measured from the grant date. However, the option will become immediately exercisable for all the option shares should the optionee cease Board service by reason of death or disability or should the Company be acquired by merger or asset sale or change of control during the period of the optionee’s service on the Board.

Pursuant to the terms of the Automatic Option Grant Program, Messrs. Samuelson and Stevens, and Ms. Brady each received an option grant to purchase 3,000 shares of common stock during fiscal 2006.

Pursuant to the terms of the Governance Agreement, all non-employee members of the Board are to be paid, subject to future increases upon recommendation by the Compensation Committee, at least a $25,000 retainer per year and an additional $6,000 annual fee for committee chairmanship, plus an additional fee of $1,000 per Board or committee meeting attended in person or $500 for each telephonic Board or committee meeting attended; provided that if a Board and a committee meeting are held on the same day, the total fee will not exceed $1,000 per day. All non-employee members of the Board will continue to be reimbursed for reasonable expenses incurred in connection with performing their duties as directors. In addition, the Compensation Committee will determine grants of equity incentive compensation applicable to all non-employee members of the Board. As required by the Governance Agreement, all Board fees payable to Messrs. Black and Phillips will be paid directly to DelStaff.

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act, or the Exchange Act that might incorporate future filings, including this Information Statement, in whole or in part, the following report shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such report be incorporated by reference into any such filings, nor be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act.

The Audit Committee consists of three Board of Directors members, namely, Janet M. Brady, Jack D. Samuelson, and Ronald D. Stevens. Mr. Stevens is the Chairman of the Audit Committee. The members of the Audit Committee are “independent” as classified by the listing qualifications of the NASDAQ National Market and the securities laws.

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. The Company’s management has the primary responsibility for the financial statements, internal controls and the reporting process. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the Company’s financial statements and expressing an opinion on the conformity of the Company’s audited financial statements to generally accepted accounting principles.

The Audit Committee’s membership criteria and the duties of the committee are described more fully in its written charter which is available on our website at http://www.westaff.com under the Investor Relations tab found in the Company section.

In this context, the Audit Committee hereby reports that it has reviewed and discussed with management and our independent registered public accounting firm, Deloitte & Touche LLP, the Company’s audited financial statements for the fiscal year ended October 28, 2006, and the committee has discussed with Deloitte & Touche LLP the matters required to be discussed by SAS 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees and Codification of Statements on Auditing Standards, AU Section 380). The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP, required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), has discussed with Deloitte & Touche LLP their independence and has considered whether the provision of the non-audit services during fiscal 2006 is compatible with maintaining Deloitte & Touche LLP’s independence from the Company. Based on the review and discussions referred to herein, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal 2006 filed with the United States Securities and Exchange Commission (the “SEC”) on January 26, 2007.

AUDIT COMMITTEE
Ronald D. Stevens,
Chairman of Audit Committee
Jack D. Samuelson,
Member of Audit Committee
Janet M. Brady,
Member of Audit Committee

EXECUTIVE COMPENSATION REPORT

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that might incorporate future filings, including this Information Statement, in whole or in part, the following report shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such report be incorporated by reference into any such filings, nor be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act.

The Compensation Committee currently consists of three directors, Janet M. Brady, Ronald D. Stevens and W. Robert Stover. Ms. Brady is its current Chairman. It is the duty of the Compensation Committee to review and establish the compensation of executive officers of the Company, including base salary, participation in profit sharing, bonus and other cash incentive plans, subject to ratification by the Board. During fiscal 2006, the Compensation Committee also had the authority to administer the Company’s 1996 Stock Option/Stock Issuance Plan (the “Plan”), which terminated on April 30, 2006, and the 2006 Stock Incentive Plan (the “2006 Plan”), which was approved by the shareholders on April 19, 2006, under which grants may be made to such officers. With respect to administration of the Plans, the Compensation Committee has a Primary Committee and a Secondary Committee.

The Primary Committee consists of two or more non-employee members of the Board who have authority to administer the discretionary option grant, the Automatic Option Grant Program in effect under our stock option plans, the Stock Incentive Plan with respect to Section 16 insiders. Section 16 insiders are officers or directors of the Company subject to the short-swing profit recapture provisions of Section 16 of the Exchange Act. The Primary Committee is constituted in such a manner as to satisfy all applicable laws and to permit such grants and related transactions under the Plans to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. In fiscal 2006, the Primary Committee members were Janet M. Brady and Ronald D. Stevens.

The Secondary Committee consists of two or more members of the Board of Directors who administer the Discretionary Option Grant and Stock Issuance and Stock Incentive Programs with respect to eligible persons other than Section 16 insiders. In fiscal 2006, the Secondary Committee members were Janet M. Brady, Ronald D. Stevens and W. Robert Stover.

Members of the Primary Committee or any Secondary Committee serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may also at any time terminate the functions of the Primary Committee and any Secondary Committee and reassume all powers and authority previously delegated to such committee.

General Compensation Policy

The fundamental policy of the Compensation Committee is to offer the Company’s executive officers competitive compensation opportunities based upon their personal performance and their contribution to the financial success of the Company. Generally, each executive officer’s compensation package comprises three elements: (i) base salary which is designed primarily to be competitive with base salary levels in effect both at companies within the temporary staffing industry that are of comparable size to the Company and at companies outside of such industry with which the Company competes for executive talent; (ii) annual bonuses payable in cash and tied to the Company’s attainment of financial milestones based on criteria established by the Compensation Committee; and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company’s stockholders. As an employee’s level of responsibility and accountability within the Company increases over time, a greater portion of his or her total compensation is intended to be dependent upon the Company’s performance and stock price appreciation rather than upon base salary.

Factors.   The principal factor considered by the Compensation Committee in establishing the components of each executive officer’s compensation package for fiscal 2006 is external salary data of both temporary staffing service companies and other companies within a similar geographical area and with small to medium market capitalization.

Base Salary.   The base salary for each executive officer is determined on the basis of internal comparability and on external salary data of staffing service companies and other companies within a similar geographic area and with small to medium market capitalization. Salaries are reviewed on an annual basis, and discretionary adjustments to each executive officer’s base salary are based upon individual performance and salary increases paid by the Company’s competitors and other companies of similar size and scope. The Primary Committee of the Compensation Committee sets the base salaries of the Chairman of the Board of Directors and makes a recommendation to the Board regarding the base salary of the President and Chief Executive Officer, and the committee reviews the salaries of the other corporate officers who are members of the senior management team and makes recommendations to the Board.

Annual Incentive Compensation.   There was a discretionary executive bonus plan for fiscal 2006 designed to provide financial rewards to the participants based on company performance for fiscal 2006. No bonuses were awarded under the plan since the Company did not meet its minimum financial goals.

Long-Term Incentive Compensation.   Option grants are intended to align the interests of each executive officer with those of the Company’s stockholders and to provide each individual with an incentive to manage the Company from the perspective of an owner with an equity stake in the business. The Compensation Committee has the discretion to set the option exercise price (not less than 100% of the fair market value of the stock on the grant date for an Incentive Option and not less than 85% of such fair market value for a Non-Statutory Option) and the vesting schedule for option grants. The Compensation Committee determines the amount of the option grant according to each executive’s position within the Company and sets a level it considers appropriate to create a meaningful opportunity for stock ownership. In addition, the Compensation Committee takes into account an individual’s level of responsibility and opportunity to influence the Company’s financial results, comparable awards made to individuals in similar positions within the industry, and the number of unvested options held by each individual at the time of the new grant. The relative weight given to each of these factors varies among individuals and is at the Compensation Committee’s discretion.

Each option grant allows the officer to acquire shares of the Company’s common stock at a fixed price per share (typically the closing market price on the date of grant) over a specified period of time (up to ten years). The options generally vest in installments over a four-year period, contingent upon the executive officer’s continued employment with the Company. The options generally become exercisable with respect to 25% of the option shares upon the optionee’s completion of one year of service measured from the vesting commencement date and the balance in 36 successive monthly installments upon the optionee’s completion of each month of service over the 36-month period measured from the first anniversary of the vesting commencement date. Accordingly, the option will provide a return to the executive officer only if the executive officer remains employed by the Company for one or more years during which the option vests, and then only if the market price of the underlying shares appreciates over the option term.

Tax Limitation.   As a result of federal tax legislation enacted in 1993, a publicly-held company such as Westaff, Inc. will not be allowed a federal income tax deduction for compensation paid to the executive officers named in the Summary Compensation Table to the extent that compensation exceeds $1,000,000 per officer unless it qualifies for an exemption. The compensation paid to the Company’s executive officers for fiscal 2006 did not exceed the $1,000,000 limit per officer, nor is the compensation to be paid to the Company’s executive officers for fiscal 2007 expected to reach that level. If the compensation payable to any of the Company executive officers were to reach the $1,000,000 limitation in fiscal 2007 or future fiscal years, the Company will not be able to deduct any compensation expenses over such a threshold. However, the Company may be able to obtain an exemption with respect to future grants, option grants, stock appreciation rights or direct stock issuances granted under the Stock Option Plan, that are intended to qualify as performance-based compensation to any covered employee under Section 162(m)(3) of the Internal Revenue Code of 1986, as amended. The Stock Option Plan was adopted with shareholder approval at the 2006 Annual Meeting of Stockholders on April 19, 2006.

Compensation of the Chief Executive Officer

Ms. Newman’s employment agreement established her initial annual base salary of $450,000 as President and Chief Executive Officer commencing on March 16, 2005, based in part on external salary data of staffing service companies within a similar geographical area and with small to medium capitalization. She was granted an aggregate of 200,000 option shares and awarded 20,000 restricted stock shares as part of her original compensation package in March 2005. The Compensation Committee approved an extension of Ms. Newman’s housing allowance for up to an additional one year period and agreed that her annual base salary for fiscal year 2006 shall remain $450,000. In addition to her base salary for fiscal year 2006, Ms. Newman is eligible for an Incentive Bonus Compensation targeted at 40% of her base salary in an amount to be determined at the sole discretion of the Compensation Committee of the Board. Her agreement establishes a maximum bonus level of sixty percent (60%) of her base salary each fiscal year with no minimum bonus level. Ms. Newman’s Incentive Bonus Compensation is based on her satisfaction of objective factors and performance criteria established by the Compensation Committee. Ms. Newman did not receive any bonus or incentive stock compensation in fiscal 2006 since the Company did not meet its minimum financial goals in fiscal 2006. Her actual compensation for fiscal 2006 was not based on company performance.

The Compensation Committee reviews Ms. Newman’s base salary at least once each year to make appropriate adjustments as they determine in their discretion.

COMPENSATION COMMITTEE
Janet M. Brady, Chairman of Compensation Committee
Ronald D. Stevens, Member of Compensation Committee
W. Robert Stover, Member of Compensation Committee

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned by: (i) the Company’s Chief Executive Officer or the individual acting in a similar capacity during fiscal 2006 and (ii) the three other highest-paid executive officers of the Company. The individuals included in the table collectively will be referred to as the “Named Officers.”  As of the end of fiscal 2006, the Vice President, Information Systems, and Vice President, Human Resources were vacant.

						Long-Term
						Compensation
			Annual			Securities	Restricted	All Other
			Compensation			Underlying	Stock	Compensation
Name and Principal Position	Year		Salary($)	Bonus($)		Options(#)(1)	Award(s)($)	($)(2)(3)(4)
Patricia M. Newman	2006		450,000	—		—	—	68,887	(5)
President and Chief Executive	2005		446,798	90,000	(6)	200,000	64,400 (7)	86,927	(8)
Officer	2004	(9)	247,627	220,077		—	—	21,648
John P. Sanders	2006		194,574	—		—	—	4,252	(10)
Senior Vice President, Chief	2005		132,450	—		—	—	191
Financial Officer and Treasurer	2004		113,815	—		—	—	173
Matthew G.J. Parker(11)	2006		111,283	—		—	—	23,586	(12)
Senior Vice President, US Field	2005		—	—		—	—	—
Operations	2004		—	—		—	—	—
Richard M. Sugerman(13)	2006		150,000	—		—	—	216
Vice President and Controller	2005		97,500	—		10,000	—	144
	2004		—	—		—	—	—
David P. Wilson(14)	2006		146,627	—		—	—	46,875	(15)
Vice President, Information	2005		157,094	—		—	—	182
Services	2004		143,519	—		—	—	214

(1)          Long-term compensation has not been included in the table because such information is not applicable.

(2)          All other compensation for fiscal 2006 includes employer’s portion of basic life insurance premium (per month) in the amount of $18 for Ms. Newman and Mr. Sugerman, $16 (November 2005 - April 2006) and $18 (May 2006 - October 2006) for Mr. Sanders and $16 for Messrs. Parker and Wilson. Employer’s portion was 14 cents per $1,000 of coverage and allowed coverage was one times base salary to a maximum of $150,000.

(3)          All other compensation for fiscal 2005 includes employer’s portion of basic life insurance premium (per month) in the amount of $17 for Ms. Newman, $14 (November 2004 - December 2004) and $16 (January 2005 - October 2005) for Mr. Sanders, $18 for Mr. Sugerman and $15 for Mr. Wilson. Employer’s portion was 14 cents per $1,000 of coverage and allowed coverage was one times base salary to a maximum of $150,000.

(4)          All other compensation for executive officers other than for Ms. Newman for fiscal 2004 includes employer’s portion of basic life insurance premium (per month) in the amount of $14 for Mr. Sanders and $18 for Mr. Wilson. Employer’s portion was 12 cents per $1,000 of coverage and allowed coverage was one times base salary up to a maximum of $150,000. All other compensation for Ms. Newman for fiscal 2004 includes employer contributions for her retirement plan.

(5)          Includes $30,000 for a cash allowance to be used by Ms. Newman in her discretion for a car allowance, health club membership, or other needs. Also includes $23,550 for temporary housing and $15,337 for furniture rental.

(6)          Bonus for fiscal 2005 based on a guaranteed minimum payment of $90,000 pursuant to Ms. Newman’s Employment Agreement.

(7)          2005 Long-Term Compensation includes 20,000 shares of restricted Common Stock with a fair market value of $93,000 at October 29, 2005. Subject to Ms. Newman’s meeting certain performance criteria, 5,000 shares will vest on November 3, 2007. Of the remaining 15,000 shares, 5,000 will vest on April 7, 2008 and 10,000 will vest on November 1, 2008. If performance criteria are not met on the 2007 vesting tranche, such shares will vest on November 1, 2008.

(8)          Includes $19,909 for a cash allowance to be used by Ms. Newman in her discretion for a car allowance, health club membership, or other needs. Also, includes $32,730 for temporary housing, $17,679 for furniture rental, $8,366 for a car rental and a de minimus amount for traveling expenses incurred by Ms. Newman’s husband.

(9)          British pounds sterling are translated into U.S. dollars at an average exchange rate of 1.8040 for fiscal 2004.

(10)   Includes $4,046 as reimbursement for traveling expenses for up to one round trip per week to Mr. Sanders’ former home residence.

(11)   Mr. Parker resigned from the Company effective August 30, 2006.

(12)   Includes $20,173 for temporary housing $3,083 for a car rental and a de minimus amount for travel expenses incurred by Mr. Parker’s wife.

(13)   Effective February 16, 2007, the position of Controller was eliminated and Mr. Sugerman’s employment was terminated.

(14)   Mr. Wilson’s employment was terminated effective August 15, 2006.

(15)   Includes Mr. Wilson’s cash severance payment of $46,725. In addition, pursuant to Mr. Wilson’s mutual release, we provided him with continued COBRA payments for up to 15 weeks from termination date.

Option Grants in Last Fiscal Year

There were no stock option grants made during fiscal 2006 to the Named Officers under the Company’s 1996 Stock Option/Stock Issuance Plan or the 2006 Stock Incentive Plan.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

One Named Officer exercised options during fiscal 2006. The table below sets forth information with respect to the unexercised options held by the Named Officers as of October 28, 2006.

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired	Value	Options at		In-the-Money Options At
	on	Realized	Fiscal Year End(#)		Fiscal Year End($)(1)
Name	Exercise(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Patricia M. Newman	—	—	70,000	160,000	64,350	152,000
John P. Sanders	—	—	25,000	—	31,375	—
Matthew G.J. Parker	—	—	—	—	—	—
Richard M. Sugerman	—	—	4,166	5,834	—	—
David P. Wilson	22,000	23,275	—	—	—	—

(1) Calculated by determining the difference between the fair market value of the securities underlying the in-the-money options at October 27, 2006 (based on the closing price of $4.17 for the Company’s common stock on NASDAQ for October 27, 2006, the last trading day immediately preceding the end of fiscal 2006) and the exercise price of the options.

Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements

The Company entered into an employment agreement with W. Robert Stover effective January 1, 1999. Mr. Stover’s employment agreement contains a compensation package for Mr. Stover in his continuing role as Chairman of the Board of Directors, including a salary of $75,000. His compensation package includes payment of his executive assistant’s annual salary, continued participation by Mr. Stover and his executive assistant in present and future employee benefit plans including group health, life, supplemental life, long-term disability, accidental death and dismemberment insurance, a 401(k) savings plan and a deferred savings plan, and reimbursement for reasonable travel and other business expenses. Mr. Stover and his assistant also utilize offices at the Company’s corporate headquarters at no cost to him. Mr. Stover is not eligible for a bonus or other incentive compensation under the employment agreement or otherwise and he is not entitled to vacation pay. Except with respect to Mr. Stover’s salary, the employment agreement is of indefinite duration and, but for his contemplated termination as described in “Background—Governance Agreement,” would have continued until he chose to retire or until his death; however, the contractual obligations relating to compensation of his executive assistant would have otherwise terminated upon reassignment of the current assistant to other duties or upon termination of Mr. Stover’s employment, subject to negotiation of a different arrangement at the discretion of the Compensation Committee of the Board.

On April 7, 2005, the Company, Westaff Support, Inc. and Patricia M. Newman executed an employment agreement effective as of March 16, 2005, the date on which Ms. Newman was appointed President and Chief Executive Officer of the Company (the “Employment Agreement”). Pursuant to the terms of the Employment Agreement, Ms. Newman receives an annual base salary of $450,000. In addition to her base salary, Ms. Newman is eligible for an Incentive Bonus Compensation targeted at 40% of her base salary in an amount to be determined at the sole discretion of the Compensation Committee of the Board. The Employment Agreement establishes a maximum bonus level of sixty percent (60%) of her Base Salary each fiscal year with no minimum bonus level. Ms. Newman’s Incentive Bonus Compensation is based on her satisfaction of objective factors and performance criteria established by the Compensation Committee. She did not receive a bonus for fiscal 2006.

Upon Ms. Newman’s execution of her employment agreement, Ms. Newman was also granted 20,000 shares of restricted common stock of the Company. Subject to Ms. Newman’s meeting certain performance criteria, 5,000 shares will vest on November 3, 2007. Of the remaining 15,000 shares, 5,000 will vest on April 7, 2008 and 10,000 will vest on November 1, 2008 provided she is still employed by the Company. If the performance criteria specified in her employment agreement are not met on the 2007 vesting tranche, such shares will vest on November 1, 2008. Ms. Newman was eligible to receive 5,000 shares on October 28, 2006; however, she did not meet the performance criteria established by the Compensation Committee.

Under her employment agreement, Ms. Newman was also granted stock options to purchase an aggregate of 200,000 shares of common stock at an exercise price of $3.22 per share, the closing price of a share of common stock as of the date of signing the Employment Agreement. The options vest in five equal annual installments. 40,000 shares were vested on April 7, 2006, the first anniversary of the effective date.

The restricted stock and the stock options become fully vested and exercisable if Ms. Newman is either terminated without cause or demoted within one year after the effective date of a “Change in Control,” a “Corporate Transaction,” or a “Hostile Takeover,” as defined in the Westaff, Inc. 1996 Stock Option/Stock Issuance Plan. Ms. Newman also receives an annual cash allowance of $30,000 per fiscal year, payable in each pay period in equal installments. These payments are intended to be used as a car allowance, health club membership or other needs. During the period of her hire date through the end of calendar year 2006, she was eligible to receive reasonable and proper costs of temporary housing. Ms. Newman is entitled to reimbursement for a personal financial planner and/or tax consultant. Such reimbursement will be in an aggregate amount not to exceed $20,000 in fiscal year 2005 and $10,000 in fiscal year 2006. She is also entitled to reimbursement for moving and other expenses reasonably related to her relocation from the United Kingdom to the U.S. in an amount not to exceed $30,000.

The Company has also entered into a Transition and Release Agreement with Ms. Newman as described under “Background—Severance and Retention Arrangements.”

The Company entered into an employment agreement with John P. Sanders as Vice President and Controller on February 20, 2001. On March 31, 2003, he resigned that position but continued his employment with the Company as Vice President, Internal Audit. His employment agreement was amended on January 2, 2002 to provide that the Company will give him thirty (30) calendar days’ advance notice of termination.

Effective March 24, 2006, the Company and Mr. Sanders executed a First Amendment to his employment agreement appointing him to Senior Vice President and Chief Financial Officer with an annual salary of $240,000. In addition to his annual salary, for a period of six (6) months, Mr. Sanders was entitled to reimbursement from the Company for his reasonable travel expenses for up to one round trip per week to his former home residence in Arizona. Additionally, Mr. Sanders is eligible for an incentive bonus as determined in the sole discretion of the Compensation Committee. Mr. Sanders did not receive an incentive bonus for fiscal year 2006. Mr. Sanders assumed the position of Treasurer effective April 7, 2006.

Mr. Sanders is also eligible for transition compensation under the Key Employee Transition Compensation Plan (the “Plan”) effective June 2, 2003 (as amended September 20, 2004). The Plan provides for transition compensation for up to one year following a change in control, or in the event of his job elimination, and he has not been offered a comparable position which is a position similar in responsibility, skill requirements and work schedule as his current position, and a position for which the salary offered would require no more than a 10% reduction in his then current pay. He would be eligible to receive transition compensation in the form of a single lump sum cash payment equivalent to 26 weeks of his then current pay less appropriate withholdings, provided that he has not voluntarily terminated his employment prior to the elimination of his job or been terminated for cause or performance-related issues as defined in the Plan.

On March 20, 2006, the Company entered into an employment contract with Matthew G.J. Parker as Vice President, Permanent Placement, with an annual salary of $140,000. On March 24, 2006, the Company amended Mr. Parker’s employment contract and promoted him to Senior Vice President, US Field Operations, with an increase in annual salary to $220,000 effective April 1, 2006 (the “Employment Contract”). Under Mr. Parker’s Employment Contract, he was entitled to a housing allowance of $3,000 for one year, a car allowance of $1,300 per month, reimbursement for travel expenses for one round trip to the United Kingdom for himself and his wife and reasonable relocation expenses from the United Kingdom to the United States. Mr. Parker resigned from the Company effective August 30, 2006.

The Company entered into an employment agreement with Jeffrey A. Elias as Senior Vice President, Human Resources on November 28, 2006 with an annual salary of $190,000 (the “Employment Agreement”). In addition to his annual salary, Mr. Elias is eligible for the Company’s 2007 Executive Incentive Compensation Plan targeted at 25% of his base salary in an amount to be determined according to the terms of the plan. The Employment Agreement establishes annual incentive compensation for future fiscal years pursuant to an executive bonus plan or other incentive plan as established at the Company’s discretion.

Mr. Elias’ Employment Agreement included a grant of 10,000 option shares of common stock at an exercise price of $4.35 per share, the closing price of a share of common stock as of the effective date of his Employment Agreement. Twenty-five percent of the option shares vest one (1) year after the effective date (“Vesting Commencement Date”) and 1/36th of the balance of the options shares vest on each monthly anniversary of the Vesting Commencement Date.

Under Mr. Elias’ Employment Agreement, he will receive reimbursement from the Company for actual and reasonable costs to relocate his personal belongings from his home in Palm Springs, California to the Walnut Creek, California area not to exceed $15,000 and actual and reasonable costs of temporary housing through February 1, 2007, not to exceed $12,000 (the “Relocation Costs”). If Mr. Elias resigns from the Company within six (6) months from his date of hire, he shall reimburse the Company for a pro-rated share of the Relocation Costs, which shall be calculated based on the number of days remaining before Mr. Elias’ one-year anniversary with the Company divided by 365.

The Company may terminate Mr. Elias’ employment at any time for any reason, without cause, by providing him a severance payment (the “Severance Payment”). If his employment is terminated without cause within one year from his date of hire, the Severance Payment shall be equal to three (3) months pay at his current base salary and paid in the form of salary continuation for a period of three (3) months. If his employment is terminated without cause after completion of one (1) year of continuous employment, the Severance Payment shall be six (6) months’ pay at his current base salary and paid in the form of salary continuation for a period of six (6) months.

If, within twelve (12) months following a Change of Control (as defined in the Stock Option Plan), Mr. Elias’ position is eliminated and he is not offered a comparable position which is a position similar in responsibility, skill and work schedule as his current position, and would require no more than a 10% reduction in his then current base salary, he would be eligible to receive a Severance Payment as described above.

The Company has also entered into a Retention Agreement with Mr. Elias as described under “Background—Severance and Retention Arrangements.”

On August 7, 2006, the Company entered into an employment contract with Peter E. Person as Senior Manager with an annual salary of $155,000 that contains a requirement of two weeks’ advance notice of termination, or pay in lieu of notice (the “Employment Contract”). Mr. Person was appointed to Vice President, Information Systems of the Company effective January 31, 2007 which resulted in an annual salary increase to $175,000. The Company has also entered into a Retention Agreement with Mr. Person as described under “Background—Severance and Retention Arrangements.”

The Company entered into an employment contract with David P. Wilson as Manager - Support Services on December 8, 1997 with an annual salary of $105,000 (the “Employment Contract”). Effective January 15, 2001, Mr. Wilson was promoted to Vice President, Information Services. Effective August 15, 2006, the Company terminated Mr. Wilson’s employment contract. On August 15, 2006, Mr. Wilson’s annual salary was $162,000. The Company entered into a Mutual Release with Mr. Wilson dated August 28, 2006 under which Mr. Wilson released all claims against the Company and its affiliates related to his employment and termination. Mr. Wilson was paid his then current salary and accrued, but unused vacation pay through August 15, 2006. Mr. Wilson also received a lump sum payment of $46,725 and the Company agreed to pay Mr. Wilson’s COBRA coverage for up to 15 weeks from his termination date.

The Company entered into an employment agreement with Richard M. Sugerman as Controller on February 22, 2005 with an annual salary of $150,000 that contained a requirement of two week’s advance notice of termination, or pay in lieu of notice. Effective February 16, 2007, the Company eliminated the position of Controller and terminated Mr. Sugerman’s employment agreement. The terms of his departure are currently being negotiated. On February 26, 2007, Mr. Sugerman’s annual salary was $154,500.

All of the Company’s employment agreements permit termination at will, and the Company may terminate the employment of any of the Named Officers at any time at the discretion of the Board. The Plan Administrator of the 1996 Stock Option Plan/Stock Issuance and the 2006 Stock Incentive Plan has authority to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer and the Company’s other executive officers, whether granted under those Plans or any predecessor plan, in the event their employment were to be terminated within a designated period (whether involuntarily or through a forced resignation) following: (i) an acquisition of the Company by merger or asset sale; (ii) a change in control, as defined in the Plan, or (iii) a hostile takeover of the Company effected through a successful tender offer for more than 50% of the Company’s outstanding Common Stock or through a change in the majority of the members of the Board of Directors as a result of one or more contested elections for Board of Directors membership over a period of 36 consecutive months.

Compensation Committee Interlocks and Insider Participation

The Board established a Compensation Committee in March 1995. The Primary Committee of the Compensation Committee currently consists of Ms. Brady and Mr. Stevens. The Secondary Committee of the Compensation Committee currently consists of Ms. Brady and Messrs. Stevens and Stover. Except for Mr. Stover, no member of the Compensation Committee was at any time during fiscal 2006, or at any other time, an officer or employee of the Company. Following the restructuring of the Board as described herein, the members of the Compensation Committee and the Primary and Secondary Committees thereof will be Messrs. Black and Ball and Ms. Brady.

No executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board or Compensation Committee.

For a description of additional transactions between the Company and Mr. Stover, see “Background,” “Executive Compensation—Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements” and “Certain Relationships and Related Transactions.”

COMPARISON OF STOCKHOLDER RETURN

The graph depicted below reflects a comparison of the cumulative total return (change in stock price plus reinvestment dividends) of the Company’s Common Stock with the cumulative total returns of the Standard and Poor’s 500 Index and peer issuers in the temporary staffing industry (the “Peer Group Index”). The selected peer group is composed of companies which are common competitors of a similar or greater market capitalization. The graph covers the period from November 3, 2001, through the last trading day of fiscal 2006.

The graph assumes that $100 was invested on November 3, 2001, in the Company’s Common Stock and in each index and that all dividends were reinvested.

Comparison Of Cumulative Total Return Among
Westaff, S&P 500 Index And Peer Group Index
Cumulative Return

	11/03/01	11/02/02	11/01/03	10/30/04	10/29/2005	10/28/2006
S&P 500	100.00	66.10	77.09	82.92	87.93	101.06
Peer Group	100.00	85.06	112.23	109.82	78.05	140.67
Westaff	100.00	58.47	67.20	91.05	135.27	121.31

The Company’s common stock was first traded publicly on April 30, 1996. The graph depicts cumulative returns calculated on an annual basis on $100 invested in Westaff stock, the S&P 500 Index and the Peer Group Index comparing Kelly Services Inc., Spherion Corporation, Manpower Inc. and Labor Ready.

Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board believes that it is important for stockholders to have a process to send communications to the Board. Accordingly, stockholders desiring to send a communication to the Board, or to a specific director, may do so by delivering a letter to the Secretary of the Company at 298 North Wiget Lane, Walnut Creek, California 94598. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “stockholder-board communication” or “stockholder-director communication.”  All such letters must identify the author as a stockholder and clearly state whether the intended recipients of the letter are all members of the Board or certain specified individual directors. The Secretary will open such communications and make copies, and then circulate them to the appropriate director or directors.

All directors are strongly encouraged to attend our annual meetings of stockholders. At our 2006 Annual Meeting of Stockholders, three of our directors were in attendance.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such persons.

Based solely on the Company’s review of such forms and amendments thereto furnished to the Company and written representations from certain reporting persons, the Company believes that all executive officers, directors and greater than 10% stockholders complied with all filing requirements applicable to them with respect to transactions during fiscal 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company’s wholly-owned subsidiary known as Westaff (USA), Inc., a California corporation (“Westaff (USA)”) executed an unsecured subordinated promissory note dated April 1, 2002, payable to W. Robert Stover, its then-principal stockholder and Chairman of the Board of Directors, in the amount of $2,000,000. The initial term of the note was one year, with an interest rate of 12% per annum, payable monthly on the last business day of each calendar month. On May 17, 2002, the note was amended and restated to extend the maturity date to August 18, 2007. Additionally, the interest rate and payment schedule were amended to a rate equal to the U.S. Index Rate as calculated under the Company’s Multicurrency Credit Agreement with General Electric Capital Corporation (“Credit Agreement”), plus seven percent, compounded monthly and payable 60 calendar days after the end of each of the Company’s fiscal quarters. The interest rate in effect on October 28, 2006, was 15.25%. Payment of interest is contingent on the Company meeting minimum availability requirements under its credit facilities. Additionally, payments of principal or interest are prohibited in the event of any default under the credit facilities. The interest paid in fiscal 2006 was $287,000. The terms of the note were not affected by Mr. Stover’s termination from the Company and its affiliates and the sale of the Company’s stock held by Mr. Stover’s affiliates and children as discussed herein.

As described in “Background—Governance Agreement,” we have entered into the Governance Agreement with DelStaff, Michael T. Willis and Mr. Stover. As of the date hereof, DelStaff owns approximately 49.7% of our outstanding common stock. Furthermore, as described in “Executive Compensation—Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements,” we have entered into employment and related arrangements with certain of our executive and other officers.

Any future transactions between the Company and its officers, directors, and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties. Such transactions with such persons will be subject to approval by the Company’s Audit Committee.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action by our stockholders is required in response to this Information Statement and proxies are not being solicited.

The Board of Directors
Westaff, Inc.
Dated: May 1, 2007